Exhibit 99.1

Brüush Has a Record Sales Month in November and Expects Strong Growth to Continue

VANCOUVER, BC / ACCESSWIRE / December 1, 2022 / Bruush Oral Care Inc. (NASDAQ:BRSH) (“Brüush” or the “Company”), a direct-to-consumer leader in the oral care category, announced today that it generated record sales during the Black Friday Cyber Monday period, which resulted in November 2022 being the best month in the Company’s history. Brüush recorded more than $500,000 of revenues for the month of November, representing year-over-year growth of over 50%.

Brüush’s product portfolio currently consists of a sonic-powered electric toothbrush kit and brush heads, which can be purchased on a subscription plan where the customer is conveniently shipped their replacement brush heads on a regular basis. The strong sales performance in November was driven by: (i) expanded marketing and customer acquisition efforts that resulted in higher electric toothbrush sales; and (ii) an increase in recurring revenues from the sale of brush heads on a subscription basis, as the Company’s subscriber base continues to grow. Brüush now has over 35,000 active subscriptions in its brush head refill program, which represents a 25% increase during the four-month period since going public in August 2022.

“We are obviously excited about our growth since the IPO in August and that November was a record month for us,” said Aneil Manhas, Founder and CEO of Brüush. “Our electric toothbrush makes a great gift, so we expect strong sales to continue through the holiday season.” Brüush has noted that it is seeing an increase in sales to consumers within its existing subscriber base, who are purchasing additional Brüush electric toothbrushes as gifts. The Company boasts a 90% five-star review rating on its website and an extremely low return rate of less than 1%.

Manhas added that, “We expect this strong momentum to continue into 2023 with the planned expansion of our product portfolio, which will be a big growth driver for us.” Brüush is on track to launch four new oral care products starting in April. This will include toothpaste, mouthwash, dental floss and a whitening pen, all of which the Company says will have the same premium look and feel as the Brüush electric toothbrush. The introduction of these new products will provide the Company with the opportunity to deepen relationships with existing subscribers, increase average order value and grow monthly recurring revenue.

About Bruush Oral Care Inc.

Bruush Oral Care Inc. is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. We developed the product to make upgrading to an electric brush appealing with three core priorities in mind: (i) a high-quality electric toothbrush at a more affordable price than a comparable electric toothbrush from the competition; (ii) a sleek, countertop-friendly design; and (iii) a convenient brush head refill subscription program that eliminates the frustrating experience of purchasing replacement brush heads at the grocery/drug store. Next year, we plan to expand our portfolio with the launch of several new subscription-based consumable oral care products, including toothpaste, mouthwash, dental floss, a whitening pen, as well as an electric toothbrush designed for kids. We are rooted in building a brand that creates relevant experiences and content, with the goal of becoming the go-to oral care brand for millennials and Generation Z.

For more information on Brüush visit: https://bruush.com

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Investor Relations Contact:

Colette Eymontt

TraDigital IR

colette@tradigitalir.com